MAIL STOP 05-11
May 12, 2005

Richard P. Kundrat, Chief Executive Officer
NuVim, Inc.
12 North State Route 17
Paramus, NJ 07652

      Re:	NuVim, Inc.
   Registration Statement on Form SB-2
   File No. 333-120938
   Amendment Filed on May 4, 2005

Dear Mr. Kundrat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 3

1. Please include a brief summary of the selling shareholders offering under this caption.

Risk Factors, page 7

2. As previously requested, please add as a risk factor the default information contained in the third through seventh paragraphs under
Liquidity and Capital Resources.

3. Although the proceeds no longer include a substantial amount to be paid to related parties, the offering, indirectly, will continue to greatly benefit affiliates who will convert approximately $2 million of debt, mostly in default, to shares and reoffer them after the receipt of the firm commitment. We therefore continue to feel that the deleted risk factor is necessary to explain this.

Use of Proceeds, page 13

4. Please break-out amounts to be paid to related parties from the 22% allocated to "working capital".

Capitalization, page 14

5. We noted the pro forma as adjusted shares outstanding of $33 does not appear to reconcile to the pro forma as adjusted number of shares outstanding at the stated par value. Please revise.

Dilution, page 15

6. We note that your additional disclosure that original stockholders and stockholders who received stock-based compensation own an aggregate of 504,468 shares of your common stock. On page 22, your disclosure of "actual" shares outstanding is 414,073. The tables on both page 15 and 22 indicate that the remaining shares are a result of the conversions of debt and preferred stock. Please advise us of why the sum of original stockholders` shares and shares received from stock-based compensation does not equal the number of actual shares outstanding.

Business, page 24

7. We note your additional disclosure on page 31 in response to comment 14 of our letter dated April 28, 2005. Your revision does not match the statements made in your response letter. Please advise.

Principal Stockholders, page 44

8. Your disclosure regarding the beneficial ownership of Dick
Clark
and Stanley Moger in this section does not appear consistent with your disclosure on the alternate pages. Please advise.

Alternate Pages

9. It appears that six months following the date of this prospectus your financial condition may be substantially different. Please be aware that undertakings made in accordance with Item 512 of Regulation S-B will require post effective amendments to update the registration statement.

Financial Statements
Note 19 - Subsequent Events
B.  Initial Public Offering, F-21

10. Please ensure that the information disclosed in the financial statements reconciles with the information disclosed in the registration statement. More specifically, the conversion of outstanding notes payable and accrued salaries disclosed here does not reconcile to the amounts disclosed in Pro Forma Financial Information on page 22. Please revise.
Part II
Exhibits

11. We note that the fundamental change in this amendment is that a large portion of your outstanding debt is being satisfied by your issuance of shares. If the agreement with the 14 individuals or entities is evidenced by a written agreement, please file it.

12. We note that the shares to be offered by selling shareholders registered by this registration statement will be locked up for six months. Please file the lockup agreement(s) controlling these shares.

13. Revise your legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.
							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc: 	Debra Weiner
	Fax #: (650) 323-1108
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NuVim, Inc.
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